UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A
                                  Amendment 1




                    Under the Securities Exchange Act of 1934


                           First Pactrust Bancorp, Inc.
                           ---------------------------
                                (Name of Issuer)


                         Common Stock, $.0001 par value
                         ------------------------------
                         (Title of Class of Securities)


                                    33589V101
                                    ---------
                                 (CUSIP Number)


                                Seymour Holtzman
                             c/o Jewelcor Companies
                            100 N. Wilkes Barre Blvd.
                        Wilkes Barre, Pennsylvania 18702
                                 (570) 822-6277
                                 --------------
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)


                                 January 30, 2007
                                 ----------------
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check
the following box: |_|

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                  SCHEDULE 13D

CUSIP No. 040175101

1    NAME OF REPORTING PERSON
     SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Seymour Holtzman

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)
                                                                (b)x

3    SEC USE ONLY

4    SOURCE OF FUNDS*

        NA

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2 (e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION

        U.S.

               7     SOLE VOTING POWER
                         303,493
NUMBER OF      8     SHARED VOTING POWER
SHARES                    - 0 -
BENEFICIALLY
OWNED BY       9     SOLE DISPOSITIVE POWER
EACH                      303,493
REPORTING
PERSON WITH   10     SHARED DISPOSITIVE POWER
                           -0 -

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          SEE ITEM 5

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9%

14   TYPE OF REPORTING PERSON*

        IN

                        *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                 SCHEDULE 13D

CUSIP No. 040175101

1    NAME OF REPORTING PERSON
     SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Evelyn Holtzman

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)
                                                                (b)x

3    SEC USE ONLY

4    SOURCE OF FUNDS*

     NA

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2 (e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.

               7     SOLE VOTING POWER
                          - 0 -
NUMBER OF      8     SHARED VOTING POWER
SHARES                    - 0 -
BENEFICIALLY
OWNED BY       9     SOLE DISPOSITIVE POWER
EACH                      - 0 -
REPORTING
PERSON WITH   10     SHARED DISPOSITIVE POWER
                          - 0 -

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        SEE ITEM 5

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

     [X]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%

14   TYPE OF REPORTING PERSON*

     IN

                        *SEE INSTRUCTIONS BEFORE FILLING OUT!




                     SCHEDULE 13D

CUSIP No. 040175101

1    NAME OF REPORTING PERSON
     SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Jewelcor Management, Inc.
     Federal Identification No.  23-2331228

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)
                                                                (b)x

3    SEC USE ONLY

4    SOURCE OF FUNDS*

     WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2 (e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S. Nevada

               7     SOLE VOTING POWER
                        274,793
NUMBER OF      8     SHARED VOTING POWER
SHARES                   - 0 -
BENEFICIALLY
OWNED BY       9     SOLE DISPOSITIVE POWER
EACH                    274,793
REPORTING
PERSON WITH   10     SHARED DISPOSITIVE POWER
                         - 0 -

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         See Itme 5

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  6.23%

14   TYPE OF REPORTING PERSON*

     CO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!






                                  SCHEDULE 13D

CUSIP No. 040175101

1    NAME OF REPORTING PERSON
     SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     S.H. Holdings, Inc.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)
                                                                (b)x

3    SEC USE ONLY

4    SOURCE OF FUNDS*

     NA

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2 (e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S. Delaware

               7     SOLE VOTING POWER
                         - 0 -
NUMBER OF      8     SHARED VOTING POWER
SHARES                   - 0 -
BENEFICIALLY
OWNED BY       9     SOLE DISPOSITIVE POWER
EACH                     - 0 -
REPORTING
PERSON WITH   10     SHARED DISPOSITIVE POWER
                         - 0 -

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      SEE ITEM 5

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

     [X]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%

14   TYPE OF REPORTING PERSON*

     CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!




                                 SCHEDULE 13D

CUSIP No. 040175101

1    NAME OF REPORTING PERSON
     SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Jewelcor Incorporated

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)
                                                                (b)x

3    SEC USE ONLY

4    SOURCE OF FUNDS*

     NA

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2 (e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S. Pennsylvania

               7     SOLE VOTING POWER
                         - 0 -
NUMBER OF      8     SHARED VOTING POWER
SHARES                   - 0 -
BENEFICIALLY
OWNED BY       9     SOLE DISPOSITIVE POWER
EACH                     - 0 -
REPORTING
PERSON WITH   10     SHARED DISPOSITIVE POWER
                         - 0 -

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      SEE ITEM 5

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

     [X]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%

14   TYPE OF REPORTING PERSON*

     CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                       SCHEDULE 13D

CUSIP No. 092828102

1    NAME OF REPORTING PERSON
     SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Holtzman Opportunity Fund, L.P. 20-2923350

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)
                                                                (b)x

3    SEC USE ONLY

4    SOURCE OF FUNDS*

     WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2 (e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S. Nevada

               7     SOLE VOTING POWER
                         28,700
NUMBER OF      8     SHARED VOTING POWER
SHARES                   - 0 -
BENEFICIALLY
OWNED BY       9     SOLE DISPOSITIVE POWER
EACH                     28,700
REPORTING
PERSON WITH   10     SHARED DISPOSITIVE POWER
                         - 0 -

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      SEE ITEM 5

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

     [X]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) .65%

14   TYPE OF REPORTING PERSON*

     PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
 SCHEDULE 13D

CUSIP No. 092828102

1    NAME OF REPORTING PERSON
     SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     SH Independence, LLC 20-2923276

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)
                                                                (b)x

3    SEC USE ONLY

4    SOURCE OF FUNDS*

     NA

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2 (e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S. Nevada

               7     SOLE VOTING POWER
                         28,700
NUMBER OF      8     SHARED VOTING POWER
SHARES                   - 0 -
BENEFICIALLY
OWNED BY       9     SOLE DISPOSITIVE POWER
EACH                      28,700
REPORTING
PERSON WITH   10     SHARED DISPOSITIVE POWER
                         - 0 -

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      SEE ITEM 5

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

     [X]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) .65%

14   TYPE OF REPORTING PERSON*

     OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
 SCHEDULE 13D

CUSIP No. 092828102

1    NAME OF REPORTING PERSON
     SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Holtzman Financial Advisors, LLC 20-0236486

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)
                                                                (b)x

3    SEC USE ONLY

4    SOURCE OF FUNDS*

     NA

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2 (e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S. Nevada

               7     SOLE VOTING POWER
                         28,700
NUMBER OF      8     SHARED VOTING POWER
SHARES                   - 0 -
BENEFICIALLY
OWNED BY       9     SOLE DISPOSITIVE POWER
EACH                     28,700
REPORTING
PERSON WITH   10     SHARED DISPOSITIVE POWER
                         - 0 -

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      SEE ITEM 5

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

     [X]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) .65%

14   TYPE OF REPORTING PERSON*

     OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D

CUSIP No. 092828102

1    NAME OF REPORTING PERSON
     SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Jewelcor Investments, LLC 20-8175329

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)
                                                                (b)x

3    SEC USE ONLY

4    SOURCE OF FUNDS*

     NA

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2 (e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S. Delaware

               7     SOLE VOTING POWER
                         274,793
NUMBER OF      8     SHARED VOTING POWER
SHARES                   - 0 -
BENEFICIALLY
OWNED BY       9     SOLE DISPOSITIVE POWER
EACH                      274,793
REPORTING
PERSON WITH   10     SHARED DISPOSITIVE POWER
                         - 0 -

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      SEE ITEM 5

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

     [X]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.23%

14   TYPE OF REPORTING PERSON*

     OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer.

The information previously furnished pursuant to this Item is amended and restated as follows:

     The class of equity securities to which this Statement relates is the common stock (the "Common Stock") of First Pactrust Bancorp, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 610 Bay Blvd, Chula Vista, CA 91910.

Item 2. Identity and Background.

The information previously furnished pursuant to this Item is amended and restated as follows:

(a) - (c), (f). This Schedule 13D/A is being filed jointly by the Reporting Persons.

Jewelcor Management, Inc. ("JMI") is a Nevada corporation which is primarily involved in investment and management services. The address of the principal business and principal offices of JMI is 100 N. Wilkes Barre Blvd., Wilkes Barre, Pennsylvania 18702. The officers and directors of JMI and their principal occupations and business addresses are set forth on Schedule I attached to this Schedule 13D. Seymour Holtzman, the Chairman, Chief Executive and President of JMI, has sole voting and dispositive power with respect to the shares of Common Stock beneficially owned by JMI.

JMI is a wholly owned subsidiary of Jewelcor Incorporated, a Pennsylvania corporation ("Jewelcor"), which manages commercial real estate. The address of the principal business and principal office of Jewelcor is 100 N. Wilkes Barre Blvd., Wilkes Barre, Pennsylvania 18702. The officers and directors of Jewelcor and their principal occupations and business addresses are set forth on Schedule II attached to this Schedule 13D.

Jewelcor is a wholly owned subsidiary of S.H. Holdings, Inc., a Delaware corporation ("SHI"), which acts as a holding company. The address of the principal business and principal office of SHI is 100 N. Wilkes Barre Blvd., Wilkes Barre, Pennsylvania 18702. The officers and directors of SHI and their principal occupations and business addresses are set forth on
Schedule III attached to this Schedule 13D. Seymour Holtzman and Evelyn Holtzman, his wife,own, as tenants by the entirety, a controlling interest in SHI.

Holtzman Opportunity Fund, L.P. ("Opportunity") is a Nevada limited partnership which is primarily involved in acquiring, holding and disposing of investments in various companies. The address of the principal business and principal offices of Opportunity is 100 N. Wilkes Barre Blvd., 4th Floor, Wilkes Barre, Pennsylvania 18702.

The general partner of Opportunity is Holtzman Financial Advisors, LLC ("Advisors"), a Nevada limited liability company which is primarily involved in managing Opportunity's affairs and assets. The address of the principal business and principal office of Advisors is 100 N. Wilkes Barre Blvd., 4th Floor, Wilkes Barre, Pennsylvania 18702.

The Managing Member of Advisors is SH Independence, LLC ("Independence"), a Nevada limited liability company which is involved in serving as the Managing Member of Advisors. The address of the principal business and principal office of Independence is 100 N. Wilkes Barre Blvd., 4th Floor, Wilkes Barre, Pennsylvania 18702. The sole member of Independence is Seymour Holtzman.

Seymour Holtzman is a United States citizen whose business address is 100 N. Wilkes Barre Blvd., 4th Floor, Wilkes Barre, Pennsylvania 18702. Mr. Holtzman's principal occupation is serving as Chairman of the Board of Casual Male Retail Group, Inc. and Co-Chairman of the Board for George Foreman Enterprises, Inc. He also serves as Chairman of Web.com, Inc., an online marketing services company, and Chairman and Chief Executive Officer of each of Jewelcor Management, Inc., C.D. Peacock, Inc., a Chicago retail jewelry establishment, and S.A. Peck & Company, a Chicago based retail and mail order jewelry company.

Jewelcor Investments, LLC ("JI") is a Delaware limited liability company which is involved in investments. The address of the principal business and principal office of JI is 100 N. Wilkes Barre Blvd., 4th
Floor, Wilkes Barre, Pennsylvania 18702. JMI is the managing member of JI.

Evelyn Holtzman is a United States citizen whose business address is 100 N. Wilkes Barre Blvd., Wilkes Barre, Pennsylvania 18702.

	(d-e) During the last five years none of Jewelcor Management, Inc., Jewelcor Incorporated, S.H. Holdings, Inc., Holtzman Opportunity Fund, L.P., Holtzman Financial Advisors, LLC, SH Independence, LLC, Jewelcor Investments, LLC, Mr. Holtzman and Mrs.Holtzman, or, to the best of their knowledge, any person listed in Schedules I, II, and III attached hereto, (i) has been convicted in a criminal proceeding
(excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3. Source and Amount of Funds or Other Consideration.

The information previously provided in this Item is supplemented as follows:

On January 30, 2007, JMI transfered 274,793 shares of Common Stock to Jewelcor Investments, LLC, in consideration for its membership interest in JI.

The purchases of 28,700 shares of Common Stock by Holtzman Opportunity Fund, L.P. Since the original filing of this Schedule 13D were made in the open market and were funded by working capital, which may, at any given time, include margin loans made by its brokerage firm Spear, Leeds & Kellog, in the ordinary course of business. The amount of funds expended by for such purchases (including brokerage commissions and related fees) was approximately $796,776.

Item 4. Purpose of Transaction.

The information previoulsy furnished pursuant to this Item is amended and restated as follows:

The shares of Common Stock covered by this Statement were acquired for the purpose of investment. The Reporting Persons filing this Statement may decide, jointly or individually, to purchase additional shares of the Common Stock or other securities of the Issuer.
In addition the Reporting Persons, jointly or individually, may dispose of any or all securities of the Issuer in any manner permitted by applicable securities laws.

Mr. Holtzman, as a representative of the Reporting Persons, has communicated with mangement to discuss the goal of maximizing shareholder value for the Issuer. Mr. Holtzman may attempt to meet with other members of management and the Board of Directors of the Issuer regarding such matters. Mr. Holtzman or the Reporting Persons have discussed and may seek to add representatives of the Reporting Persons to the Board of Directors of the Issuer or submit additional shareholder proposals requesting that the Issuer take steps to pursue a sale or merger of the Issuer on terms that would enhance shareholder value.

Item 5. Interest in Securities of the Issuer.

The information previously furnished pursuant to this Item is amended and restated as follows:

(a) and (b). As of February 2, 2007, the Reporting Persons beneficially owned an aggregate of 303,493 shares of Common Stock, representing approximately 6.9% of the outstanding shares of Common Stock based upon the 4,409,741 shares of Common Stock reported by the Issuer to be outstanding as of November 7, 2006 in its Form 10-Q filed with the SEC on November 7, 2006 for the period ending September 30, 2006.

As of February 2, 2007, JI beneficially owned an aggregate of 274,793 shares of Common Stock, representing approximately 6.23% of the outstanding shares of Common Stock.

As of February 2, 2007, Opportunity beneficially owned an aggregate of 28,700 shares of Common Stock, representing .65% of the outstanding shares of Common Stock. By virtue of the relationships described under Item 2 of this Schedule 13D, Advisors and Independence maybe be deemed to have indirect beneficial ownership of the 28,700 shares of Common Stock held by Opportunity.

As of February 2, 2007, JMI, by virtue of the relationships described under Item 2 of this Schedule 13D, beneficially owned an aggregate of 274,793 shares of Common Stock, representing approximately 6.23% of the outstanding shares of Common Stock. JMI has sole voting and dispositive power over the shares of Common Stock beneficially owned by it. By virtue of the relationships described under Item 2 of this Schedule 13D, Jewelcor and SHI may both be deemed to have indirect beneficial ownership of the 274,793 shares of Common Stock beneficially owned by JMI. In addition, by virtue of the relationships described under Item 2 of this Schedule 13D, Seymour Holtzman and Evelyn Holtzman may be deemed to have indirect beneficial ownership of the 303,493 shares of Common Stock held by JI and Opportunity. Seymour Holtzman has sole voting and dispositive power over the shares of Common Stock held by JI and Opportunity.


The schedule attached as Schedule 4 describes transactions in the Common Stock effected by the Reporting Persons since the original filing of this Schedule 13D.



Item 7. Material to be Filed as Exhibits.


            Exhibit 99.  Joint Filing Agreement

                                   SIGNATURES
                                   ----------

            After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated:  February 2, 2007

                                   JEWELCOR MANAGEMENT, INC.

                                   By: /s/ Seymour Holtzman
                                   ----------------------------
                                   Name:  Seymour Holtzman
                                   Title: President


                                   JEWELCOR INCORPORATED

                                   By: /s/ Seymour Holtzman
                                   ----------------------------
                                   Name:  Seymour Holtzman
                                   Title: President


                                    S.H. HOLDINGS, INC.

                                    By: /s/ Seymour Holtzman
                                     ----------------------------
                                    Name:  Seymour Holtzman
                                    Title: President

                                    HOLTZMAN OPPORTUNITY FUND, L.P.
                                    By: Holtzman Financial Advisors, LLC,its
                                    General Partner

                                    By SH Independence, LLC, its Managing
                                    Member

                                    By: /s/ Seymour Holtzman
                                    ----------------------------
                                    Name:  Seymour Holtzman
                                    Title: Manager

                                    HOLTZMAN FINANCIAL ADVISORS, LLC
                                    By: SH Independence, LLC, its Managing
                                    Member

                                    By: /s/ Seymour Holtzman
                                    ----------------------------
                                    Name:  Seymour Holtzman
                                    Title: Manger

                                    SH INDEPENDENCE, LLC

                                    By: /s/ Seymour Holtzman
                                    ----------------------------
                                    Name:  Seymour Holtzman
                                    Title: Managing Member

                                    JEWELCOR INVESTMENTS, LLC
                                    By: Jewelcor Management, Inc., its
                                    Managing Member

                                    By: /s/ Seymour Holtzman
                                    ----------------------------
                                    Name:  Seymour Holtzman
                                    Title: President


                                    /s/ Seymour Holtzman
                                    -------------------------------
                                    Seymour Holtzman


                                    /s/ Evelyn Holtzman
                                     -------------------------------
                                    Evelyn Holtzman


                                                                                         Schedule I


               Directors and Officers of Jewelcor Management, Inc.(A)

Name and Position                      Principal Occupation              Principal Business Address
-----------------                      --------------------              --------------------------

Seymour Holtzman,                      Chairman, Chief Executive         100 North Wilkes Barre Blvd.
Chairman, Chief Executive Officer,     Officer, President                Wilkes Barre, Pennsylvania 18702
President                              Jewelcor Management, Inc.

Richard Huffsmith,                     Vice President/General Counsel,   100 North Wilkes Barre Blvd.
Vice President,                        Jewelcor Management, Inc.         Wilkes Barre, Pennsylvania  18702
General Counsel, Director

Joseph F. Litchman, Director           Consultant to                     100 North Wilkes Barre Blvd.
                                       Jewelcor Management, Inc.         Wilkes Barre, Pennsylvania 18702

Maria Sciandra, Corporate Secretary,   Corporate Secretary               100 North Wilkes Barre Blvd.
Director                               Jewelcor Management, Inc.         Wilkes Barre, Pennsylvania 18702

(A) All of the above Directors and Officers are US Citizens.


                                                                                       Schedule II


                 Directors and Officers of Jewelcor Incorporated (A)


Name and Position                      Principal Occupation              Principal Business Address
-----------------                      --------------------              --------------------------

Seymour Holtzman,                      Chairman, Chief Executive         100 North Wilkes Barre Blvd.
Chairman, Chief Executive Officer,     Officer, President                Wilkes Barre, Pennsylvania 18702
President                              Jewelcor Management, Inc.

Richard Huffsmith,                     Vice President/General Counsel,   100 North Wilkes Barre Blvd.
Vice President and                     Jewelcor Management, Inc.         Wilkes Barre, Pennsylvania  18702
General Counsel

Joseph F. Litchman, Director,          Consultant to                     100 North Wilkes Barre Blvd.
Vice President and Treasurer           Jewelcor Management, Inc.         Wilkes Barre, Pennsylvania 18702

Maria Sciandra, Corporate Secretary,   Corporate Secretary               100 North Wilkes Barre Blvd.
Director                               Jewelcor Management, Inc.         Wilkes Barre, Pennsylvania 18702


(A) All of the above Directors and Officers are US Citizens.


                                                                                       Schedule III


                   Directors and Officers of SH Holdings, Inc. (A)

Name and Position                      Principal Occupation              Principal Business Address
-----------------                      --------------------              --------------------------

Seymour Holtzman,                      Chairman, Chief Executive         100 North Wilkes Barre Blvd.
Chairman, Chief Executive Officer,     Officer, President                Wilkes Barre, Pennsylvania 18702
President                              Jewelcor Management, Inc.

Richard Huffsmith,                     Vice President/General Counsel,   100 North Wilkes Barre Blvd.
Vice President,                        Jewelcor Management, Inc.         Wilkes Barre, Pennsylvania  18702
General Counsel, Director

Joseph F. Litchman, Director and       Consultant to                     100 North Wilkes Barre Blvd.
Treasurer                              Jewelcor Management, Inc.         Wilkes Barre, Pennsylvania 18702

Maria Sciandra, Corporate Secretary,   Corporate Secretary               100 North Wilkes Barre Blvd.
Director                               Jewelcor Management, Inc.         Wilkes Barre, Pennsylvania 18702

(A) All of the above Directors and Officers are US Citizens.